SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )

                          Quick-Med Technologies, Inc.
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                                (Name of Issuer)


                         Common Stock, $0.0001 par value
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                         (Title of Class of Securities)


                                    74837Q106
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                                 (CUSIP Number)

                                James E. Wiggins
                        180 East Broad Street, Suite 1704
                              Columbus, Ohio 43215
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 30, 2004
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  74837Q106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Phronesis Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,500,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,500,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.7%

14.  TYPE OF REPORTING PERSON*

     PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  74837Q106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     James E. Wiggins

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,500,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,500,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.7%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  74837Q106
           ---------------------

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Item 1.  Security and Issuer.

     Quick-Med Technologies, Inc. (the "Issuer"), Common Stock, $0.0001 par value (the "Shares")

     The address of the issuer is 401 N.E. 25th Terrace, Boca Raton, Florida 33431.

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Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by Phronesis Partners, L.P. (the "Partnership") and James E. Wiggins, the general partner of the Partnership (each of the Partnership and James E. Wiggins may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The Partnership is a Delaware limited partnership and James E. Wiggins is a United States citizen. The principal business address for the Partnership and James E. Wiggins is 180 East Broad Street, Suite 1704, Columbus, Ohio 43215.

     (d) James E. Wiggins has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Phronesis Partners, L.P. may be deemed to beneficially own 7,500,000 Shares.

As of the date hereof James E. Wiggins may be deemed to beneficially own 7,500,000 Shares.

The purchase price for the Shares was approximately $1 million. The funds used for the acquisition of the Shares came from the working capital of the Partnership.

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Item 4.  Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, Phronesis Partners, L.P. may be deemed to be the beneficial owner of 7,500,000 Shares, constituting 35.7% of the Shares of the Issuer, based upon the 21,030,068 Shares outstanding as of November 15, 2004, the date of the Issuer's most recent 10-Q.*

            Phronesis Partners, L.P. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,500,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,500,000 Shares.

(a, b) As of the date hereof, James E. Wiggins may be deemed to be the beneficial owner of 7,500,000 Shares, constituting 35.7% of the Shares of the Issuer, based upon the 21,030,068 Shares outstanding as of November 15, 2004, the date of the Issuer's most recent 10-Q.*

         James E. Wiggins has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,500,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,500,000 Shares.

James E. Wiggins specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons are set forth in Exhibit B.

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* The number of Shares outstanding reflects warrants held by the Reporting
Persons.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.

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Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Phronesis Partners, L.P.
By: James E. Wiggins, General Partner

By: /s/ James E. Wiggins
------------------------


/s/ James E. Wiggins
---------------------
James E. Wiggins





December 1, 2004



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                   Exhibit A


                                   AGREEMENT

The undersigned agree that this Schedule 13D dated December 3, 2004 relating to the Common Stock, $0.0001 par value of Quick-Med Technologies, Inc. shall be filed on behalf of the undersigned.


Phronesis Partners, L.P.
By: James E. Wiggins, General Partner

By: /s/ James E. Wiggins
------------------------


/s/ James E. Wiggins
---------------------
James E. Wiggins


December 3, 2004

                                                                   Exhibit B


                          Transactions in the Shares

                   TRANSACTIONS BY PHRONESIS PARTNERS, L.P.

         Date of        Number of Shares
       Transaction      Purchase/(Sold)               Price of Shares
       -----------      ---------------               ---------------
        11/30/04        5,000,000 Shares and     The Shares were purchased in a
                        2,500,000 warrants       private transaction at a price
                                                 of $0.20 per Share and no
                                                 separate consideration was
                                                 paid for the warrants.



00532.0001 #530421